EXHIBIT 11

NEWELL RUBBERMAID INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK

	YEAR ENDED DECEMBER 31,
(In millions, except per share data)	2003	2002	2001

BASIC (LOSS) EARNINGS PER SHARE:
Net (loss) income	($46.6)	($203.4)	$264.6
Weighted average shares outstanding	274.1	267.1	266.7
Basic (loss) earnings per share	($0.17)	($0.76)	$0.99
DILUTED (LOSS) EARNINGS PER SHARE:
Net income (loss)	($46.6)	($203.4)	$264.6
Minority interest in income of subsidiary trust, net of tax (1)	—	—	—
Net (loss) income, assuming conversion of all applicable securities	($46.6)	($203.4)	$264.6
Weighted average shares outstanding	274.1	267.1	266.7
Incremental common shares applicable to common stock options based on the average market price during the period	—	0.9	0.3
Weighted average shares outstanding assuming full dilution	274.1	268.0	267.0

Diluted (loss) earnings per share, assuming conversion of all applicable securities	($0.17)	($0.76)	$0.99

(1)	The convertible preferred securities are anti-dilutive in 2003, 2002 and 2001 and, therefore, have been excluded from diluted (loss) earnings per share. Had the convertible preferred shares been included in the diluted (loss) earnings per share calculation, net (loss)/income would be increased by $16.6 million, $16.6 million and $16.8 million in 2003, 2002 and 2001, respectively, and weighted average shares outstanding would have increased by 9.9 million shares in all years.